Filed Pursuant to Rule 433

Registration No. 333-187350

Final Term Sheet

June 3, 2014

U.S.$2,000,000,000

AT&T Inc.

4.800% GLOBAL NOTES DUE 2044

ISSUER:	AT&T Inc. (“AT&T”)

TITLE OF SECURITIES:	4.800% Global Notes due 2044 (the “Notes”)

TRADE DATE:	June 3, 2014

SETTLEMENT DATE (T+5):	June 10, 2014

MATURITY DATE:	June 15, 2044, at par

AGGREGATE PRINCIPAL AMOUNT OFFERED:	$2,000,000,000

PRICE TO PUBLIC (ISSUE PRICE):	99.636%

GROSS SPREAD:	0.750%

PRICE TO AT&T:	98.886%

NET PROCEEDS:	$1,977,720,000

USE OF PROCEEDS:	General corporate purposes, including the repayment of maturing debt.

UNDERWRITERS’ REIMBURSEMENT OF AT&T’S EXPENSES:	Underwriters to reimburse $1,650,000 of AT&T’s expenses.

INTEREST RATE:	4.800% per annum

INTEREST PAYMENT DATES:	Semiannually on each June 15 and December 15, commencing on December 15, 2014

DENOMINATIONS:	Minimum of $2,000 and integral multiples of $1,000 thereafter

OPTIONAL REDEMPTION:	At any time prior to December 15, 2043, in whole or from time to time in part, at a make-whole call equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate plus 25 basis points. At any time on or after December 15, 2043, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed.

REDEMPTION FOR CHANGES IN TAX LAW:	In whole, but not in part, if AT&T becomes obligated, or if there is a substantial probability that AT&T will become obligated, to pay additional amounts to holders of the Notes as a result of certain changes in the tax laws, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed together with interest accrued thereon to the date fixed for redemption.

INDENTURE AND RANKING:	The Notes will be issued under an indenture, dated as of May 15, 2013, between AT&T and The Bank of New York Mellon Trust Company, N.A., as trustee. The Notes will be AT&T’s unsecured and unsubordinated obligations and will rank pari passu with all other indebtedness issued under the indenture.

RATINGS:	Moody’s: A3 (Negative), S&P: A- (Stable), Fitch: A (Negative)

JOINT BOOKRUNNERS:	J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC

CUSIP NUMBER:	00206R CG5

ISIN NUMBER:	US00206RCG56

REFERENCE DOCUMENT:	Prospectus Supplement, dated June 3, 2014; Prospectus, dated March 18, 2013

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING J.P. MORGAN SECURITIES LLC AT (212) 834-4533 (COLLECT), MORGAN STANLEY & CO. LLC AT (866) 718-1649 (TOLL FREE) OR RBC CAPITAL MARKETS, LLC AT (866) 375-6829 (TOLL FREE).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM. A SECURITIES RATING IS NOT A RECOMMENDATION TO BUY, SELL OR HOLD SECURITIES AND MAY BE REVISED OR WITHDRAWN AT ANY TIME.